

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
W. Bennett Collett, Jr.
Chief Executive Officer
Florida Gaming Corporation
3500 NW 37th Avenue
Miami, FL 33142

Re: **Florida Gaming Corporation**
Preliminary Proxy Statement on Schedule 14A
Filed December 7, 2012
File No. 000-09099

Dear Mr. Collett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua M. O'Bryan
        Frost Brown Todd LLC